
ANGLO
AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America


05008105

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

29 April, 2005

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Interests dated 29 April 2005.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies


PROCESSING
SECTION
RECEIVED
MAY 10 2005
SEC MAIL
WASH. D.C.

AVS:609395.
RNS:7277L

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,514,862 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
25 April 2005	500
26 April 2005	1,143
29 April 2005	12,000

The Company was advised of these transactions on 29 April 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

G A Wilkinson
Deputy Secretary
29 April 2005

AVS:609395
RNS:7277L

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,514,862 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
25 April 2005	500
26 April 2005	1,143
29 April 2005	12,000

The Company was advised of these transactions on 29 April 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

G A Wilkinson
Deputy Secretary
29 April 2005

AVS:609395
RNS:7277L

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,514,862 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
25 April 2005	500
26 April 2005	1,143
29 April 2005	12,000

The Company was advised of these transactions on 29 April 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

G A Wilkinson
Deputy Secretary
29 April 2005

AVS:609395.
RNS: 7277L

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,514,862 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
25 April 2005	500
26 April 2005	1,143
29 April 2005	12,000

The Company was advised of these transactions on 29 April 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

G A Wilkinson
Deputy Secretary
29 April 2005

AVS:609395
RNS:7277L

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 52,514,862 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
25 April 2005	500
26 April 2005	1,143
29 April 2005	12,000

The Company was advised of these transactions on 29 April 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

G A Wilkinson
Deputy Secretary
29 April 2005